

February 25, 2015

Lei Cao
Chief Executive Officer
Sino-Global Shipping America, Ltd.
1044 Northern Boulevard
Roslyn, NY 11576-1514

    Re: **Sino-Global Shipping America, Ltd.**
           Amendment No. 4 to Registration Statement on Form S-1
           Filed February 12, 2015
           File No. 333-199160

Dear Mr. Cao:

We have reviewed your most recent amendment filed February 12, 2015 and have the following additional comments.

Exhibit 5.1

1. Please have counsel amend its legal opinion to state that in the opinion of counsel, when the investor warrants and the placement agent warrants have been issued, they will be binding obligations of the registrant under the laws of the jurisdictions governing the warrant agreement and any applicable agreement governing the placement agent warrants. In addition we note that the opinion is limited to Virginia law. To the extent that the above referenced agreements are governed by laws of jurisdictions other than Virginia, please also revise. In the alternative please tell us why you do not believe that revising this opinion is appropriate. Please refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section II.B.1.f.

Exhibits

2. Please file the form of warrant and warrant agreement, form of placement agent warrant, and the placement agency agreement prior to requesting effectiveness. To the extent that there is also a separate placement agent warrant agreement, please also file that agreement prior to effectiveness.

You may contact Julie Griffith at (202) 551-3267, or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: Lawrence G. Nusbaum
        Gusrae Kaplan Nusbaum PLLC